

Mail Stop 4628

September 27, 2016

Brian T. Gladden
Executive Vice President and Chief Financial Officer
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

> **Re:** **Mondelēz International, Inc**.
> **Form 8-K Dated July 27, 2016**
> **Filed July 27, 2016**
> **File No. 001-16483**

Dear Mr. Gladden:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed July 27, 2016

Exhibit 99.1

1. We note you exclude restructuring costs in your calculations of non-GAAP financial measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. We note that you adjust your non-GAAP measure "Adjusted EPS" for your proportionate share of unusual or infrequent items recorded by your equity investees. Please explain to us why this treatment of equity method investment earnings is not an individually tailored measurement method substituted for the one in GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Patrick Gilmore, Associate Chief Accountant, at (202) 551-3406 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources